 Exhibit 99.1

NEWS RELEASE

Great Panther Makes Voluntary Assignment into Bankruptcy Under the Bankruptcy and Insolvency Act (Canada)

For immediate release

Vancouver, BC, December 16, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) ("Great Panther" or the "Company") made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) following the Supreme Court of British Columbia granting an order terminating of its proceedings under Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate (the “Trustee”).

The bankruptcy of Great Panther does not affect Great Panther's subsidiaries, and the Trustee will now exercise the rights of Great Panther as shareholder. Great Panther's Brazilian subsidiary, Mina Tucano Ltda. ("Mina Tucano") and its two shareholders, Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd, remain subject to a judicial reorganization proceeding in the judicial district of Rio de Janeiro, State of Rio de Janeiro, Brazil. The judicial reorganization proceeding is a court-supervised arrangement between debtors and their creditors to allow the debtors to attempt to restructure their operations and liabilities and in order to address a situation of financial distress. The Company’s Peruvian subsidiaries are not directly impacted by the filing, although funding to those subsidiaries has ceased, and notice has been provided to the Government of Peru.

A creditors' meeting will be scheduled under the BIA, and the Trustee will contact known creditors in advance of the meeting to provide relevant information.

Prior to its application to terminate the CCAA proceeding and the assignment into bankruptcy, Alan Hair, Joseph Gallucci, Trudy Curran, and John Jennings resigned from the Company's board of directors.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact the Trustee, Alvarez & Marsal Canada Inc.:

email: GPR@alvarezandmarsal.com

website: www.alvarezandmarsal.com/GPR